

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via U.S. mail
Mr. Tyler H. Rose
Chief Financial Officer
Kilroy Realty Corporation
12200 W. Olympic Boulevard
Suite 200
Los Angeles, CA 90064

> **Re:** **Kilroy Realty Corporation**
> **Form 10-K for year ended December 31, 2013**
> **Filed on February 14, 2014**
> **File No. 001-12675**
> **Kilroy Realty, L.P.**
> **Form 10-K for year ended December 31, 2013**
> **Filed on February 14, 2014**
> **File No. 000-54005**

Dear Mr. Rose:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Exhibits 31.1 – 31.4

1.   Please amend your filing to reference the annual report on Form 10-K in paragraph 1. Please note that the Form 10-K/A should include the entire periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief